

May 18, 2010

Mr. Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington St.
Chicago, IL 60602

Re: **Morningstar, Inc.**
Form 10-K for the year ended December 31, 2009
File No. 0-51280

Dear Mr. Cooley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Selected Financial Data, page 39

1. We note your disclosure in footnote 5 to your selected financial data and elsewhere in your filing indicating that you use Free Cash Flow to evaluate the performance of your business. Given that free cash flow is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing free cash flow as a performance measure. If you maintain that free cash flow is a performance measure, then please prospectively change the title of this measure and provide reconciliation to the most comparable GAAP measure of performance, net income.

Segment Results, page 57

2. Please revise future annual and quarterly filings to provide a more comprehensive discussion of the underlying factors that impacted your operations. To the extent that multiple factors impacted your results, please quantify them. For example, you indicate on page that 2009 revenues of your investment research products were down due to the end of GARS and lower revenues from investment newsletters and while you quantify GARS revenue on page 58, you do not separately quantify the impact of lower revenues from investment newsletters.   You also indicate that your organic revenue for software product lines were driven down by declines in Morningstar.com and advisor software and that these declines were partly offset by higher revenue for institutional software and data related products and services without quantifying these factors. Please show us what your revisions will look like.

Investment Management Segment, page 59

3. Your risk factor disclosure on page 31 indicates that the amount of revenue you earn from asset-based fees depends on the value of assets on which you provide advisory services and that the size of your asset base can increase or decrease along with trends in market performance. Furthermore, you indicate that the size of your portfolios can also be affected if net inflows into the portfolios on which you provide investment advisory services drop or these portfolios experience redemptions. As such, please expand your management's discussion and analysis to address the following:

    - For each period presented, include a roll forward of your assets under management. This roll forward should separately present major categories of cash inflows and outflows as well as market appreciation/depreciation. To the extent the assets under management for which you earn investment advisory services (e.g. fee-generating assets under management) materially differ from your total assets under management, please provide a separate roll forward for these assets.

    - More fully describe the changes in your assets under management and the related impact on your results. In this regard, we note that your assets under management decreased approximately 7% from December 31, 2008 to December 31, 2009, however your investment management revenues decreased 17%. Include in your discussion the amount of asset-based investment management revenues which are calculated based upon the underlying value of your assets under management and the changes in such revenues from period to period to help a reader better understand the relationship of asset-based investment management revenues to assets under management. In addition, it appears that a discussion of your average assets under management for each period presented may be necessary to fully explain why the decrease/increase in investment management revenues don't necessarily mirror the decline/increase in assets under management. Clarify how you calculate average amounts (i.e. daily or monthly).

    - It appears that your fees vary by investment service. Please clarify the differences in fee structure for each type of service, disclose your fee range for each type of service and, to the extent material, quantify the impact of changes in the nature of the underlying services you provided during each period.

Please supplementally show us what your expanded future disclosures will look like.

Liquidity and Capital Resources

Cash Provided by Operating Activities, page 64

4. We note charges related to bad debts increased significantly in the most recent period presented. Please provide a discussion of the changes in these charges in future filings. Additionally, if you expect this is a trend which will continue, please discuss this trend.

Application of Critical Accounting Policies and Estimates

Revenue Recognition, page 66

5. In future filings please enhance your revenue recognition disclosures to further discuss the factors you consider when determining whether the collection of payment is probable.

Purchase Price Allocation, page 66

6. We note your disclosure that management judgment is required in allocating the purchase price to the acquired assets and you use judgment to: identify the acquired assets, estimate the fair value of these assets, estimate the useful life of the assets, and asses the appropriate method for recognizing depreciation or amortization over the asset's useful life. With a view towards future disclosures please provide a more robust discussion which identifies the factors considered when making these judgments. Provide a more specific and comprehensive discussion regarding your valuation approach and method related to the specific identifiable intangible assets you identify, including a discussion regarding the determination of useful lives. Ensure you provide a discussion regarding how you have incorporated market participant assumptions in your valuation. Reference ASC 820-10. Please supplementally show us what this expanded disclosure will look like.

Goodwill, page 66

7. We note that a goodwill impairment charge could be material to your operations. Please expand your disclosure to identify your reporting units and how they were determined. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and the goodwill for those reporting units, either individually or in the aggregate, could materially impact your operations or equity, please provide the following information in future filings:
   - Identify each such reporting unit and its corresponding reportable segment;
   - Disclose the amount of goodwill allocated to each such reporting unit;
   - Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test for each such reporting unit;
   - Describe the methods and key assumptions that drive the estimated fair values of each such reporting unit and explain how they were determined;

- Discuss the uncertainties associated with the key assumptions for each such reporting unit. For example, to the extent that key assumptions materially deviate from historical results, discuss those assumptions and the rationale for the deviations; and
- Discuss any potential events, trends and/or changes in circumstances that could have a negative effect on the estimated fair value of each such reporting unit.

If you have determined that estimated fair values substantially exceed carrying values for any or all of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies – Revenue Recognition, page 79

8. To the extent applicable, in future filings please include a description of the performance, cancellation, termination and refund-type provisions in your contracts. Please refer to ASC topic 605-25-50-1.

4. Segment and Geographical Area Information, page 81

9. Please revise future periodic filings to provide separate geographic disclosures for any material individual foreign country. Refer to AST Topic 280-10-50-41.

6. Acquisitions, Goodwill and Other Intangible Assets, page 86

10. With a view towards future disclosures please provide the allocation of purchase price to each type of intangible asset rather than total intangible assets. Additionally, please quantify the weighted average useful lives for the customer-related and technology-based assets similar to your other acquisition disclosures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant